TECHNOLOGY SHARE AGREEMENT

This Technology Share Agreement is entered into this 31 day of July, 2009 by and between Global Tech International, a Michigan Corporation, having an address of 3105 Kelly Road, Fraser, Ml 48026, hereinafter referred to as “GTI"), and, SEEDR L3C, a Michigan Low Profit Limited Liability Company, having an address of 3405 Piedmont Road, Suite 525, Atlanta, GA 30305 hereinafter referred to as (“SEEDR"). GTI and SEEDR me sometimes individually referred to as a ("Party)"") or collectively as the ('"Parties"), in light of the following Recitals which are a part of this Agreement for all purposes.

WHEREAS, through collaborative efforts involving the Global immunizations Division at the Centers for Disease Control, Tennenbaum Institute at Georgia Tech and the Bill and Melinda Gates Foundation, SEEDR has procured funding and the subject matter expertise required for the research and development of re-engineering (reverse) cold chain for vaccine and specimen transport.

WHEREAS, GTI possess rights to technologies, know-how, and manufacturing capabilities that together with the subject matter expertise provided by SEEDR will be able to provide technical expertise required for the research and development of re-engineering (reverse) cold chain for vaccine and specimen transport.

NOW, THEREFORE, in consideration of the foregoing recitals and the following mutual, covenants, representations, warranties and agreements set forth herein and for other good and valuable consideration the receipt and sufficiency of which Me hereby acknowledged, the Parties hereto agree as follows:

Article 1. Definition

1.The term "Technology Share Agreement” means the research activities described in Article 2 that are jointly undertaken by GTI and SEEDR.

2. The term "invention" means any invention or discovery, which is or may be patentable under Title 35 of the United States Code.

3. The term "made" in relation to any invention means the conception or first actual, reduction to practice of such Invention,

4. The term "Proprietary Information" means information which embodies trade secrets developed at private expense or which is confidential business or financial information provided that such information:

(i) Is not generally known or available from other sources without obligations concerning its confidentiality;

 (ii) Has not been made available by the owners to other without obligation concerning its confidentiality; and

(iii) Is not already available to the Government without obligation concerning its confidentiality,

5. The term "Subject Data” means all data, notes, materials, formulations, analysis, models, simulations, and other information first produced in the performance of this Agreement.

6. The term "Subject Invention means any invention or inventions conceived or first actually reduced to practice in the performance of work under this Agreement.

7. “Protected Information” means  “Subject-Data" which is marked as being Protected Information by a Party to this Agreement performed in accordance with the Statement of Work (SOW) attached hereto as Appendix A. Any modification to this initial scope shall be by mutual agreement between SEEDR and GTI. All SOWs shall contain an explanation and acknowledgment by both SEEDR and GTI that the planned research will support SEEDR's research objectives of enhancing performance in meeting the mission of reengineering (reverse) cold chain for vaccine and specimen transport to stakeholders.

Article 2. Statement of Work

Cooperative research performed under this Agreement shall be performed in accordance with the Statement of Work (SOW) attached hereto as Appendix A. Any modification to this initial scope shall be by mutual) agreement between SEEDR and GTI, All SOWs shall contain an explanation and acknowledgment by both SEEDR and GTI that the planned research will support SEEDR's research objectives of enhancing performance in meeting the mission to improve the efficacy, energy efficiency, cost-effectiveness and environmental impact of vaccine cold chain and reverse cold chain delivery to stakeholders.

Article 3. Term of Project and Financial Obligation

3.1. The term of the project is from the date of the last signature of the Parties to July 31, 2010. This term may be extended by written consent of both Parties.

3.2. GTI' total contribution is estimated at $285,000.00. Of the total stated above, $285,000.00 is direct cash payment to GTI for services to SEEDR and $0.00 is in-kind services and resources.

3.3. The contribution of GTI shall be in the form of labor, technical support and facilities. No cash contribution will be made by GTI to SEEDR under this Agreement. Nothing in this agreement shall be construed to permit 01' otherwise obligate GTI to procure services under contract from, or provide financial assistance by grant or agreement to SEEDR

Article 4. Patent Rights

4.1. Reporting. GTI shall promptly report to SEEDR each Subject Invention disclosed to G11 by its contractors and/or employees.

4.2. Inventions. SEEDR and GTI (hereinafter for the purposes of reference to ownership of the Subject Invention(s) referred to as "the JV Partnership" or "JV") will own equally any ownership rights the Parties may have in Subject Invention(s) made pursuant to and under the project and agree that the Parties shall retain title to any such employee Subject Invention(s).

4.3. Filing of Patent Applications. The JV shall promptly notify all Parties to the JV Partnership upon filing patent applications on such Subject Invention at its own expense and in a timely fashion and all Parties to the JV Partnership agree to cooperate in the preparation and filing of patent application(s) thereon.

4.4. Patent Expenses. All the expenses attendant to the preparation and filing of patent applications as specified in Paragraph 43 shall be borne by the JV. Any post-filing and post patent fees shall also be borne by the JV. The JV shall provide the all Parties to the JV Partnership with copies of the patent applications it files on any Subject Invention(s) along with the authority to inspect and make copies of all documents retained in the official patent application files by the applicable patent office.

Article 5. Licensing

5.1. Licensing Covenants and Restrictions.

5.1.1. The Subject Invention(s) referenced in this Article 5, refer to Subject Invention(s) contemplated within the SOW as referenced in Appendix A of this agreement

5.1.1. Global Access. The Parties to this Agreement and the JV recognize and understand that funds provided for the research and development of inventions contemplated within the SOW as referenced in Appendix A are provided as a gift to SEEDR from the Bill and Melinda Gates Foundation (hereinafter referred to as the "BMGF”) As a result, the Parties hereby agree to abide by the guidelines and provisions of Global Access and Conflicts of Interest as further described in Appendix B attached hereto.

5.3. License to Manufacture and Distribute. The JV hereby agrees to grant to GTI-qualified Licensee(s) a paid up license to manufacture and distribute the Subject Invention in each country-regionplaceU.S. patent application, and patents issued thereon, covering a Subject Invention which is filed by the Parties. The specific royalty rate for such exclusive license to GTI is negotiable. However the royalty rate will be based on compliance with Section 52 of this agreement.

5.4. Marketing, Sell, and Commercialize. The JV will market, sell, and further commercialize the Subject Invention in each country-regionplaceU.S. patent application, and patents issued thereon, covering a Subject Invention which is filed by the Parties. The specific royalty rate for such exclusive license to SEEDR is negotiable, however the royalty rate will be based on compliance Section 5.2 of this agreement.

5.3. Dissolution, Sale, or Assignment of Corporation., In the event SEEDR., GTI, and/or the Parties should dissolve, sell, or assign part or all of its interest in the Subject Invention for any reason, prior to said event, SEEDR, GTIl, and/or the Parties agree to transfer the rights of any and all title, interest, and ownership referred to in Section 4.2 and 4.3 subject to Section 5.2 of this agreement.

Article 6. Data and Publication.

6.1. Data Sharing and Publication. The Parties to this Agreement and the JV recognize and understand that funds provided for the research and development of inventions contemplated within the SOW as referenced in Appendix A are provided as a gift to SEEDR from the Bill and Melinda Gates Foundation (hereinafter referred to as the "BMGF"). As a result, the Parties hereby agree to abide by the guidelines and provisions of Data Sharing and Publication as further described in Appendix B attached hereto.

6.2. Release Restrictions. SEEDR shall have the right to use all Subject Data for any purpose, but shall not release such Subject Data publicly except when reporting on the results of sponsored research. SEEDR may publish Subject Data, subject to the provisions of paragraph 6.4 below provided, however, that such data shall not be released to the public if a patent application is to be filed (35 U.S.C. Section 205) until the Parties having the right to file have had a reasonable time to file. If a patent application has been filed, then the patent application data shall not be released and will be treated as Proprietary Information until after the resulting patent is awarded.

6.3. Proprietary Information. GTI shall place a Confidential or Proprietary Notice on all information it delivers to SEEDR under this Agreement which GTI asserts is proprietary or confidential. SEEDR agrees that any information designated as proprietary or confidential which is furnished by GTI to SEEDR under this Agreement, shall be used by SEEDR only for the purpose of carrying out this Agreement. Information designated as proprietary or confidential shall not be disclosed, copied, reproduced or otherwise made available in any form whatsoever to any other person, firm, corporation, partnership, association or other entity without the consent of GTI. SEEDR agrees to use its best efforts to protect information designated as proprietary or confidential from unauthorized disclosure. GTI agree that SEEDR is not liable fur the disclosure of information designated as proprietary or confidential which, after notice to and consultation with GTI, SEEDR determines may not lawfully be withheld or which a court of competent jurisdiction requires disclosure.

6.4. Publication.

6.4.1. SEEDR may submit for publication the results of the research work associated with this project. Depending on the extent of contribution made, employees of G11 may be cited as co-authors. In no event, however, shall the name Global Tech International be used in any publications without prior written consent of GTI.

6.4.2. SEEDR and GTl agree to confer and consult prior to the publication of Subject Data to assure that no Proprietary or Confidential Information is released and that patent rights are not jeopardized. Prior to submitting a manuscript for review which contains the results of the research under this Agreement, or prior to publication if no such review is made, each Party shall be offered an opportunity to review such proposed publication and to file patent applications in a timely manner, if it is so entitled under this Agreement

Article 7. Termination.

7.1. GTI and SEEDR each have the right to terminate this agreement upon 30 days notice in writing to the other Party.

7.2. In the event of termination of SEEDR, payments previously received by GTI pursuant to Article 3 of this Agreement will be retained by GTI to be used in support of the project but no further payment by SEEDR to GTI will be made.

7.3. In the event of termination by GTI, GTI shall refund to SEEDR any prorated portion of payments previously made to SEEDR pursuant to Article 3 of this Agreement. A report on results to date of termination will be prepared by GTI and the cost of the report will be deducted from any amounts due to SEEDR from GTI.

Article 8. Disputes.

8.1. Settlement. Any dispute arising under this Agreement which is not disposed of by agreement of the Parties shall be submitted jointly to the signatories of this Agreement. A joint decision of the signatories or their designees shall be the disposition of such dispute.

8.2. Arbitration. If the signatories are unable to jointly resolve a dispute within a reasonable period of time after submission of the dispute for resolution, the matter shall be submitted to arbitration pursuant to the Administrative Dispute Resolution Act (PL 101-552; 5 U.S.C. `581 et. seq.) Any opinion of the arbitrator shall be advisory as it relates to the Parties. However, the advisory opinion of the arbitrator shall become final 30 days after it is served upon the Parties. SEEDR may extend this 30 day period for an additional 30-day period by serving a. notice of such extension on 011 before the end of the 30-day period. The Parties are authorized to terminate these proceedings or vacate any opinion issued by the Arbitrator before the opinion becomes final by serving written notice on the other Party to that effect, in which case the opinion shall be null and void.

8.3. Continuation of Work. Pending the resolution of any dispute or claim pursuant to this article, the Parties agree that performance of all obligations shall be pursued diligently in accordance with the this Agreement.

Article 9. Liability

9.1. Property. Neither Party shall be responsible for damages to any tangible property of the other Party provided pursuant to this Agreement.

9.2. Technology Holder's Employees. GTI agrees to indemnify and hold harmless SEEDR for any loss, claim, damage, or liability of any kind involving an employee of GTI arising in connection with this Agreement, except to the extent that such loss, claim, damage or liability arises from the negligence of SEEDR or its employees. GTI shall be solely responsible for the payment of all claims for the loss of property, personal injury or death, or otherwise arising out of any negligent act or omission of its employees in connection with the performance of work under this Agreement, as provided under the Federal Tort Claims Act. Likewise, SEEDR shall be solely responsible for: the payment of all claims for the loss of property) personal injury 01' death, or otherwise arising out of any negligent act or omission of its employees in connection with the performance of work under the Agreement.

9.3. No Warranty. SEEDR states that it bas the authority to enter into this Agreement without the infringement of the rights of others, SEEDR makes no other express or Limited warranty as to the conditions of this research or any invention or product, whether tangible or intangible, made or developed under this Agreement, or the merchantability, or fitness for a particular purpose of the research or any invention or product.

9.4. Indemnification to SEEDR. To the extent permitted by law, GTI holds SEEDR harmless and indemnifies SEEDR for all liabilities, demands; damage expenses and losses arising out of the use by GTI or any Party acting on its behalf or  under its authorization, of SEEDR's research and technical developments or out of any use, sale or other disposition by GTI, or others acting on its behalf or with its authorization, of products made by the use of SEEDR's technical developments. This provision shall survive termination of this Agreement. Not withstanding the foregoing, GTI agree to assume liability only for the consequences of its own negligence.

9.5. Indemnification to GTI. To the extent permitted by law, SEEDR holds GTI harmless and indemnified GTI for all liabilities, demands, damage expenses and losses arising out of the use by SEEDR, or any party acting on its behalf or under its authorization, of GTI research and technical developments or out of any use, sale or other disposition by SEEDR, or others acting -on its behalf or with its authorization, of products make by the use of the Technology Holder's technical developments. This provision shall survive termination of this agreement. Not withstanding the foregoing, SEEDR agrees to assume liability only for the consequences of its own negligence.

9.6. Force Majeure. Neither party shall be liable for any unforeseeable event beyond its reasonable control not caused by the fault or negligence of such Party, which causes such party to be unable to perform its obligations under this Agreement (and which it has been unable to overcome by the exercise of due diligence), including, but not limited to, flood, drought, earthquake, storm, fire, pestilence, lightning and other natural catastrophes, epidemic, war, riot. civic disturbance or disobedience, strikes) labor dispute) or failure, threat of failure, or sabotage of the facilities) or any order or injunction made by a court or public agency. In the event of the occurrence of such a force majeure event, the party unable to perform shall promptly notify the other Party. It shall further use its best efforts to resume performance as quickly as possible and shall suspend performance only for such period of time as is necessary as a result of the force majeure event.

Article 10. Miscellaneous

10.1. Governing Law. The construction, validity, performance and effect of this Agreement for all purposes shall be governed by 1he laws applicable to the State of country-regionplaceGeorgia.

10.2 Entire Agreement. This Agreement constitutes the entire Agreement between the Parties concerning the subject matter hereof and supersedes any prior understanding or written or' oral agreement relative to said matter.

10.3. Headings. Titles and headings of the Sections and Subsections of this Agreement are for the convenience of reference only and do not form a part of this Agreement and shall in no way affect the interpretation thereof.

10.4. Amendments. If either party desires a modification in this agreement, the Parties shall, upon reasonable notice of the proposed modification by the Party desiring the change, confer in good faith to determine the desirability of such modification. Such modification shall not be effective until all Parties sign a written amendment hereto by their representatives duly authorized to execute such amendment.

10.5. Assignment. Neither this Agreement nor any rights 01" obligations of any Party hereunder shall be assigned or otherwise transferred by either party without the prior written consent of the other party except that GTI may assign this Agreement to the successors or assignees of a substantial portion of GTI’s business interest to which this Agreement directly pertains.

10.6. Notices. All notices pertaining to or required by this agreement shall be in writing and shall be directed to the signatory(s).

10.7. Independent Contractors. The relationship of the Parties to this Agreement is that of independent contractors and not as agents of each other or as joint ventures or partners;

10.8. Use of Name or Endorsements. (a) SEEDR shall not use the name of GTI on any product or service which is directly or indirectly related to either this Agreement or any patent license or assignment agreement which implements this Agreement without the prior approval of GTI. (b) By entering into this Agreement GTI do not directly or indirectly endorse any product or service provided, or to be provided, by SEEDR its successors, assignees, or licensees. SEEDR shall not in any way imply that this Agreement is an endorsement of any such product or service.

10.9. Severability. Should any provision of this Agreement subsequently be determined to be invalid, illegal or unenforceable, said provision shall at that time be deemed severed from this Agreement, but only to the specific extent of its invalidity, illegality or unenforceability; and such reformed provision as well as all other provisions of the Agreement shall be unaffected and shall continue in full force and effect.

Article 11. Duration of Agreement, Contingency and Effective Date.

11.1. Duration of Agreement. It is mutually recognized that a research and development program cannot be rigidly defined. in advance, and that the contemplated time periods for completion of each phase are good faith guidelines subject to adjustment, by mutual agreement, to fit circumstances as the deve1opment program  In no case will this Agreement extend beyond July 31,2010, unless it is revised in accordance with Article 9 of this Agreement.

The provisions of Article 4, 5, 7, and 8 shall survive the termination of this Agreement.

11.2. Financing Contingency. This agreement is contingent and does not take effect until SEEDR receives approval and full grant funds of $450,000.00 from the Bill and Melinda Gates Foundation. SEEDR will notify GTI upon approval and receipt of said funds, SEEDR shall not be liable to G TI for any reason to prior to notice of approval and receipt of funds.

11.3 Effective Date. This Agreement shall enter into force as of the date of the last signature of the Parties.

IN WITNESS WHEREOF, the Parties, intending to be legally bound, have executed this Agreement through their authorized representatives on the dates set forth below.

Date: August 1, 2009

/s/ Mario DiNello

Mr. Mario DiNello

President, Global Tech International, Inc.

Date: August 1, 2009

 /s/ Michael F C Moreland

Michael F C Moreland

Managing Director / Strategist

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Appendix A    STATEMENT OF WORK

Project Title: Reengineering (reverse) cold chain for vaccine and specimen transport

1. Background

Vaccines and biological specimens such as stool and blood are temperature-sensitive materials. While the ideal temperature parameters vary by material, all share the need for a reliable and effective cold chain - the thermally efficient and reliable storage and transport which will maintain the optimal temperature range and protect against extremes of heat and cold.

Cold chain in the country-regionplaceUS and abroad is routinely thermally ineffective, resulting in vaccine loss, wasted energy, higher program costs, and ultimately reduced program effectiveness. "Transport containers” ("cold boxes"& “vaccine carriers") are commonly manufactured from a variety of petroleum-based, first-and second-generation "plastics" which can be environmentally unfriendly or frankly unsafe for workers and consumers, including polyethylene, high-impact polystyrene, polypropylenes, polyurethane polymer, fiberglass, and PVC. These materials are now obsolete in terms of R-values, product reusability, and sustainability of material composition, relative to recent advancements in recycling, materials, and manufacturing technologies.

The World Heath Organization introduced revised manufacturing specifications and product quality standards (PQS) for cold chain equipment, which outline performance standards, environmental requirements, physical characteristics, interface requirements, human factors, and materials minimum standards for cold life and storage capacity on March 1, 2009. However, the technical requirements to achieve these standards, for example, by specifying insulation type/R value or materials composition do not appear. New techniques and materials can offer significant increases in performance in maintaining thermal integrity, and can be engineered 30-50% lighter weight than "traditional plastics." Heavier, non-renewable storage and packing materials also incur higher transport costs and a greater environmental impact.

Advancements in materials composition subsequently create opportunities for reengineering additional aspects of cold chain equipment within the WHO PQS to achieve greater performance and usability than currently available. For instance, lighter-weight materials with greater thermal degradation resistance require fewer refrigerants to keep the contents cool and thus allow producers to increase the volume of storage space within the container while not affecting the product dimensions. Whereas the PQS call for short-range vaccine carriers to have a minimum of 0.5 to 5.0 liters vaccine storage capacity, these materials make achieving 5.0 liters possible without increasing the weight of the carrier.

Other performance requirements within the WHO PQS, such as those stipulating the design principals of the lid, binges, closure and carrying devices, when compared to what is currently available on the market and what is technically feasible demonstrates significant room for improvement For instance, where lid hinges on cold boxes often rust and break when exposed to the elements, simply embedding the hinges within the exterior shell of the container or engineering mechanisms to avoid this problem has the potential to extend the life of the container significantly- Each of these innovations is possible while conforming and exceeding the WHO's environmental sustainability standards.

2. Research Objective

To improve the efficacy, energy efficiency, cost-effectiveness and environmental impact of vaccine cold chain and reverse cold chain by supporting the expanded application of underutilized materials and manufacturing processes through public-private partnerships. This project will apply advanced manufacturing technologies to design and produce light weight and thermally-efficient transport equipment for vaccines and biological specimens.

3. Tasks and Deliverables

3.1. SEEDR Tasks and Deliverables

3.1.1. SEEDR Tasks. SEEDR will coordinate the subject-matter expertise of the Global Immunization Division of the CDC (GID) with GTI's technological team. Through a series of interdisciplinary design and strategy meetings, the Product Design Working Group will narrow the performance goals and design constraints before GTI creates linear and nonlinear computer models of the containers for simulating various conditions prior to prototyping. The Product Design Working Group has scheduled several review steps (prior to modeling, after linear modeling, after nonlinear modeling, after one-off physical prototype, after prototyping, and after testing) to incorporate as much opportunity for input and feedback from the project's multiple stakeholders.

3.1.2. SEEDR Deliverables.

Performance Objectives and Design Constraints

Organized data and technical information for handoff to Impact Analysis Working Group

3.2. GTI Tasks and Deliverables

3.2.1. GTl Tasks

Provide a cold-chain vaccine carrier design with initial linear analysis which directionally will show compliance of the WHO PQS vaccine carrier thermo and durability specifications of 15 and 30 hours for 5 litters of vaccine, designed ergonomically smart for user friendliness, and in a materials manufacturable envelope which will satisfy the Montreal Protocol for environmental responsibility and awareness.

GTI has appointed NVH to be the coordinator on this project. NVH is a licensee of GTI's proprietary PIM "fastline" technology expected to be utilized in this project. NVH will be responsible to work hand in hand with GTI and will have access to GTI’s facilities including its JV partners.

On behalf of GTl, NVH will be appointed contact in establishing the design criteria resulting in the desired deliverable as determined by the Product Design Working Group of which GTI is a Party, The Product Design Working Group will take the following into consideration:

usage requirements

actual temperature requirement/range over a specific time period product volume and associated vaccine storage/carrying methodology ergonomic design for ease of use in the field

usage of product for reverse cold-chain field applications

CityplaceMontreal Protocol

GTI will accomplish the objectives of this project by breaking the program into three Research, Development, and Design activities. Each phase will be followed by meetings with the Product Design Working Group, internal testing, and final product testing in an accredited laboratory,

Phase I - Receive and analyze filed and lab test data from existing cold-chain products.

Establish the initial design concept, build and analyze initial linear mathematical models

Discussion with Product Design Working Group to review the data and provide bilateral feedback

Phase II - N on-linear mathematical models, analysis, and one-off prototype.

Make necessary changes based on Phase I feedback from the Product Design Working Group

Build non-linear mathematical models

Run, non-linear analysis based upon Product Design Working Group changes requested

Product Design Working Group review of data geared toward release of a one-off working prototype

 Phase III - One-off prototype analysis, review, testing, and working prototypes

Make necessary changes based on Phase IT feedback from the Product Design Working Group

Build one-off prototype tool

Product Design Working Group review of prototype and discuss any requirement changes

Internal testing

Fine tune analysis

Working prototypes for field testing

3.2.2. GTI Deliverables

• Design Drawings

Candidate and Final Materials Selections

Linear/Nonlinear Computer Models

Prototype Molds and Production Mold Designs

Prototypes for each container

4. Objectives, Activities, Milestones Timelines and Draw Schedules. Objectives, activities, milestones, timelines and general draw schedules are as outlined in Appendix B attached hereto and made a part of this agreement.

.

5. Estimated Value of All Contributions: $285,000.00

6. Key Personnel and Contact Information •

 For SEEDR:

Michael Moreland

Streetaddress3405 Piedmont Road / 525 CityAtlanta country-regionplaceGeorgia 30305

O 404 704 03241 401

C 6784648410

F 404 704 0326 mmorelandr@seecinc.com

For GTI

Name: Mario DiNello

Address: Streetaddress23399 Commerce Dr Ste B-1

CityplaceFarmington Hills, PostalCodeMI  PostalCode48335

Office: (248) 994-0099

Facsimile: (248) 489-9495

Email: Dinellomario@aol.com

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Appendix B

"Global Access, Data Sharing, Publication and Conflicts of Interest

Ensuring the Furtherance of Global Access Objectives, A principal goal of this project is to ensure that the SOW Subject Invention(s) and related rights are managed and public health solutions are optimized for the purpose of facilitating (i) the broad and prompt dissemination of data and information to the scientific community (as further described below in the section entitled "Data Sharing and Publication") and (ii) the access (in terms of price, quantity and functionality) to affordable health solutions for the benefit of people most in need within the developing world. Reference to the goal of these two objectives is the "Global Access Objective." Global Access is a critical component to achieving the fundamental aim of reducing health inequities in the developing world.

It is a Covenant to this agreement to ensure that disadvantaged markets and populations in developing countries can readily access or otherwise directly benefit from the intended health solutions should they prove effective and be commercialized (as applicable). The results of the work from this project, such as incremental technological advances or discoveries, as well as data and other information arising out of the project, may also ultimately prove critical to addressing global-health concerns.

While the improvement of innovation pertaining to the SOW (Appendix A) is the principal focus of this Agreement, an essential aspect of this project is to identify and shape the path forward in managing the complex technologies and collaborations, fostering the necessary relationships with various sectors of the global health community, and in developing the intended project outcomes - all in a manner that facilitates the furtherance of the Global Access Objectives.

Data Sharing and Publication. The generation of new evidence-based knowledge, technologies and practices that will result in significant improvements in the health of the populations of developing countries are among the most important goals of this project. Recognizing the possibility of securing intellectual property, the Parties will be expected to prepare findings for timely publication and dissemination. The Parties agree to consider publication strategies that will maximize the probability of your work reaching both the scientific and civil society communities in the developing world. The costs involved with making all Subject Data subject to Article 6.2 of this Partnership Agreement widely available may be included in the proposed budget and will be subject to review.

Avoiding Conflicts of Interest. The Parties agree to adhere to high ethical, regulatory and professional standards in all matters related to this project. The Parties are also prohibited from participating in specific dealings when the individual knows that any of his/her relationships, including those of a member of his/her immediate family, may pose a conflict of interest with respect to a specific transaction. Disclosure is required for any relationships known to the project participants that are covered by this policy that may affect (or could reasonably be viewed as affecting) a Parties conduct, the disposition of rights associated with funded technologies, or other project outputs.

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